Exhibit 5.12

CONSENT OF RESCAN ENVIRONMENTAL SERVICES LTD.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of New Gold Inc. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “General Development of the Business – Business of New Gold – Three Year History” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report.

RESCAN ENVIRONMENTAL SERVICES LTD.

By:	/s/ Clement A. Pelletier
Name:	Clement A. Pelletier
Title:	President & CEO

March 22, 2007